EXHIBIT 99.1

RADA Electronic Industries Ltd. Announces Resignation of a Director

RADA Electronic Industries Ltd. (the “Company”) received a notice from Mr. Eli Akavia that he will resign as a member of the Board of Directors of the Company due to personal reasons, effective July 15, 2013. Mr. Akavia has served as one of the Company's external directors since August 2006.  We thank Mr. Akavia for his seven years of service to the Company.